SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-01298
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                           NOTIFICATION OF LATE FILING

      (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
                                 [ ] Form N-SAR

                           For Period Ended: 12/31/99
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     [ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K

                        For the Transition Period Ended:

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  Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         Part I. Registrant Information

  Full name of registrant: Advanced Technical Products, Inc.
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  Former name if applicable:
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Address of principal executive office (Street and number):
200 Mansell Court East, Suite 505
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City, State and Zip Code: Roswell, Georgia 30076
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                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense [X];

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date [X]; and

         (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable [ ].

                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously disclosed, the Registrant is presently responding to a governmental investigation. As part of its response, the Registrant is performing additional reviews that have caused a delay in the determination of certain items to be included in the Registrant's financial statements for the fiscal year ended December 31, 1999 and the disclosure in certain Items in the Form 10-K.

                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

              Garrett L. Dominy          (770) 993 0291
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               (Name)                  (Area code) (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No


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         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report
or portion thereof? [ x ] Yes [   ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            Advanced Technical Products, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  March 31, 2000                 By  /s/ Garrett L. Dominy
      -----------------------       ------------------------------------
                                    Name:  Garrett L. Dominy
                                    Title: Executive Vice President and Chief
                                           Financial Officer





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                                     Part IV
                                Other Information

As previously announced, the Registrant has ongoing a review of the books and records of its Alcore subsidiary, and anticipates that a result of such review will be the recording of material adjustments to the Registrant's consolidated operating results. The magnitude of such adjustments and the period or periods in which such adjustments are to be recorded will be determined by the Registrant's continuing review. The Registrant previously announced that such adjustments could eliminate any earnings reported during the first nine months of 1999. The Registrant now believes that such adjustments could be larger and may exceed the earnings reported for the first nine months of 1999.